Spur Ventures Inc.

Consolidated Financial Statements (prepared by management)
For the three months ended March 31, 2006 and 2005
(Expressed in the U.S. dollars)

Spur Ventures Inc.
Consolidated Balance Sheets
As at March 31, 2006 and 2005

Expressed in U.S. dollars	March 31,	December 31,
	2006	2005
		(Restated)
ASSETS
Current
Cash and cash equivalents	$19,107,118	$24,988,099
Short-term investments	10,883,557	5,767,612
Accounts receivable	825,331	401,787
Inventory	2,370,089	2,604,680
Prepaid expenses	319,598	280,268
Due from YPCC - Note 5	302,882	316,327
	33,808,575	34,358,773
Fixed assets - net	8,362,161	8,574,372
Land use right - net	689,977	691,583
Mineral properties	2,703,310	2,557,660
Other assets	424,335	420,871
	$45,988,358	$46,603,259
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,717,953	$2,106,716
Customer deposits	110,975	139,963
Other payables	225,509	273,611
Bank loans - Note 6	2,682,203	2,664,684
	4,736,640	5,184,974
Minority interest	458,036	506,671
SHAREHOLDERS' EQUITY
Capital stock - Note 7
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,090,520 Common shares (2004: 39,939,328)	43,666,865	43,646,054
Stock options and warrants	2,744,644	2,649,685
Cumulative translation adjustment	3,606,857	3,601,095
Deficit	(9,224,684)	(8,985,220)
	40,793,682	40,911,614
	$45,988,358	$46,603,259

APPROVED BY THE DIRECTORS

Robert G. Atkinson	Robert J. Rennie
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2006 and 2005

	Three months ended
Expressed in U.S. dollars	March 31	March 31
	2006	2005
		(Restated)
Sales	$2,820,850	$1,725,674
Cost of sales	2,624,090	1,443,583
Gross profit	196,760	282,091
Expenses
Consulting fees	39,746	62,755
Depreciation and amortization	16,873	13,838
Interest	48,230	49,704
Office and miscellaneous	143,481	44,526
Printing and mailing	7,445	1,608
Professional fees	70,462	18,550
Rent	29,446	10,969
Repairs and maintenance	552	3,854
Selling expenses	114,421	53,248
Stock-based compensation expenses	94,346	185,659
Transfer agent and filing fees	11,915	2,676
Travel, advertising and promotion	24,330	51,710
Wages and benefits	152,107	97,658
	753,354	596,755

Operating loss	(556,594)	(314,664)

Other income and expenses
Interest income	214,710	47,657
Foreign exchange gain (loss)	48,489	(474)
	263,199	47,183
Profit/(Loss) before minority interest	(293,395)	(267,481)
Minority interest	53,932	(28,154)
Profit/(Loss) for the period	(239,463)	(295,635)
Deficit, Beginning of period, restated	(8,985,221)	(6,166,414)
Deficit, End of period	$(9,224,684)	$(6,462,049)

Basic and diluted loss per common share	$(0.00412)	$(0.0074)

Weighted average number of common shares outstanding	58,090,520	39,890,995

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2006 and 2005

	Three months ended
Expressed in U.S. dollars	March 31	March 31
	2006	2005
		(Restated)
Cash flows from operating activities
Net Earnings (loss)	$(239,463)	$(295,636)
Items not affecting cash
Depreciation and amortization	227,396	76,336
Stock-based compensation	94,346	185,659
Unrealized foreign exchange (gain)/loss	(47,256)	-
Loss on disposal of fixed assets	41,633	942
Net changes in non-cash working capital
Accounts receivable	(454,885)	(78,994)
Inventories	121,071	(34,373)
Prepaid expenses	(37,628)	8,143
Accounts payable and accrued liabilities	(398,378)	(399,559)
Customers deposits	(29,785)	(241,320)
Minority interest	(51,711)	28,154
Other Operating	74,061	-
	(700,599)	(750,648)
Cash flows from investing activities
Capital expenditures	(51,337)	(973,923)
Acquisition of other assets	(42,889)	-
Proceeds from disposal of assets and investments	-	4,491,398
Purchase of marketable securities/short-term investments	(5,177,774)	-
	(5,272,000)	3,517,475
Cash flows from financing activities
Issue of shares for cash - net of issue costs	20,797	36,675
Bank indebtedness repayment	-	(604,106)
	20,797	(567,431)
Effect of exchange rate changes	70,822	(13,488)
Increase (decrease) in cash and cash equivalents	(5,880,980)	2,185,908
Cash and cash equivalents, beginning of period	24,988,098	7,880,512
Cash and cash equivalents, end of period	19,107,118	10,066,420

Supplemental cash flow disclosure
Interest received	175,819	100,317
Interest paid	(43,873)	(55,524)

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

1. Basis of Presentation

Change of Functional and Reporting Currency to the U.S. dollar

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its functional and reporting currency to the U.S. dollar (USD). The change in functional and reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its operations in Chinese Renminbi (RMB), which is essentially pegged to the USD. Furthermore, the international currency of the agribusiness and mining business is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the first quarter 2006 financial results.

These previous consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency” which is consistent with FAS52, the United States generally accepted accounting principles guidance. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Cumulative Translation Adjustment.

Principles of consolidation and preparation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The Company has used the same accounting policies as disclosed in the audited financial statements of the latest annual report.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), its 72.18% owned Joint Venture Company, Yichang Spur Chemicals Ltd. (“YSC”), since the date of acquisition, its 78.72% owned Joint Venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”) (Note 2) and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated.

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

Foreign currency translations

The fertilizer joint venture YSC is considered a self-sustaining operation and is translated from RMB into the USD directly using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the statements of operation and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to cumulative translation adjustment in shareholders' equity.

The mining joint venture YMC is considered an integrated operation and is translated from RMB into the USD using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operation.

2. Mineral Properties

Yichang Phosphate Project

	China		Canada		Total
	RMB	USD	CAD	USD	USD
Exploration and development costs
Balance, December 31, 2005 (Restated)	4,727,631	591,499	2,291,290	1,965,574	2,557,073
General and administration	624,091	78,083	25,773	22,109	100,192
Consulting	74,176	9,281	-	-	9,281
Travel	177,406	22,196	16,982	14,568	36,764
Balance, March 31, 2006	5,603,304	701,059	2,334,045	2,002,251	2,703,310

During the three months ended March 31, 2006, the Company incurred exploration and development costs of US$146,237 in relation to the YMC joint venture. As of March 31, 2006, the Company has capitalized exploration and development expenses of US$2,703,310 in relation to the YMC joint venture.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

3. Fixed Assets

	March 31, 2006			December 31, 2005 (Restated)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$3,404,240	$231,008	$3,173,232	$3,373,561	$188,963	$3,184,598
Construction in progress	492,837	-	492,837	500,604	-	500,604
Machinery and equipment	5,167,054	671,560	4,495,494	5,262,997	548,523	4,714,474
Motor vehicle	137,025	30,305	106,720	103,180	23,655	79,525
Office equipment and furniture	95,748	30,991	64,757	90,851	26,419	64,432
Leasehold improvement	32,357	3,236	29,121	32,357	1,618	30,739
Total Fixed Assets	$9,329,261	$967,100	$8,362,161	$9,363,550	$789,178	$8,574,372

Included in the fixed assets was an incentive tax refund of $137,381 received in March for purchasing Chinese domestic machinery and equipments for the phosphorus acid plant which was commissioned in April 2005. The amount of the tax refund is required to be recorded as an offset to fixed assets under Chinese regulations and policies.

4. Land Use Rights

	March 31, 2006			December 31, 2005 (Restated)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land Use Rights	$727,875	$37,898 $	689,977	$723,120	$31,537	$691,583

5. Amount outstanding with minority shareholders

As of March 31, 2006, the Company has the following amounts outstanding with minority shareholders of YSC, Yichang Phosphorous Chemical Industries Group Co. (“YPCC”):

	March 31, 2006		December 31, 2005 (Restated)
	RMB	USD	RMB	USD
Bank loan for the benefit of YPCC (Note 10)	6,900,000	860,800	6,900,000	855,178
Loan from YPCC	(4,475,375)	(558,319)	(4,475,375)	(554,672)
Net exposure of YSC on loans	2,424,625	302,481	2,424,625	300,506
Other amounts due from YPCC and its subsidiaries	3,216	401	127,662	15,821
Total due from YPCC	2,427,841	302,882	2,552,287	316,327

The company is still in discussion with YPCC and the Agricultural Bank of China regarding the full repayment of the bank loan, RMB6,900,000 (US$860,800), which was due in December 2004 (Note 6).

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

6. Bank Loans

Principal Amount		Annual interest
RMB	USD	rate	Maturity date

11,900,000	1,484,568	5.84%	October 27, 2005
2,700,000	336,835	5.58%	November 3, 2005
6,900,000	860,800	6.588% (Note 5)	December 27, 2004
21,500,000	2,682,203	Total

As mentioned in note 5, the bank loan of RMB6,900,000 ($860,800) was incurred in YSC’s name for the benefit of YPCC. This loan was not paid in full as of the end of 2005, because YSC, YPCC and the Agricultural Bank of China were still in discussions on repaying the loan in full. The Agricultural Bank of China has verbally advised the company that no penalty will be charged on the loan.

The company has held discussions with ICBC bank on the two loans due in late October and early November. The company and the bank are in discussion on a renewal agreement or a schedule to repay the bank loans over a period of next 12 months.

7. Capital Stock, Warrants and Options

(a) Capital Stock

The following is a summary of capital stock transactions during the three-month period ended March 31, 2006:

(I) Authorized

  Unlimited number of Common shares without par value
  Unlimited number of Preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii) Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2005	58,090,520	$ 43,646,054
Refund of issuance costs for private placement	-	20,811
Balance as at March 31, 2006	58,090,520	$ 43,666,865

During the three months ended March 31, 2006, the Company received a refund of $20,811 from Raymond James being overpayment of issuance costs on the private placement in July of 2005.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

(b) Warrants

There were no warrants granted or exercised during the three-month period ended March 31, 2006.

The following table summarizes information for warrants outstanding as at March 31, 2006:

Number of warrants	Exercise price (CAD)	Expiry date

5,421,666	1.50	June 22, 2006
8,571,429	2.00	July 28, 2007
13,993,095	Total

(c) Stock Options

The following is a summary of stock option transactions during the three-month period ended March 31, 2006:

		Weighted
		average
		exercise
	Options	price
	outstanding	(CAD)
Balance, December 31, 2005	5,885,000	1.12
Granted	200,000	1.50
Balance, March 31, 2006	6,085,000	1.13

In March, 2006, the Company granted options to an officer to purchase 200,000 common shares of the Company at the exercise price of $1.50 per share. 50% of the options vest on March 14th, 2007 and the remaining 50% vest on March 14th, 2008.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	3.41% - 3.64%
Expected life of options in years	2 to 5 years
Expected volatility	36 - 57%
Dividend per share	$0.00

The following table summarizes information about stock options outstanding at March 31, 2006:

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

Option
Exercise
Price
Number of options	(CAD)	Expiry Date
700,000	0.90	June 19, 2006
2,000,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
1,650,000	1.50	July 23, 2009
200,000	1.50	October 12, 2009
500,000	1.80	March 1, 2010
200,000	1.50	September 16, 2010
200,000	1.50	March 14, 2011
6,085,000	Total

During the three months ended March 31, 2006, compensation expense of $94,346 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements and the interim financial statements.

8. Related Party Transactions

During the three-month period ended March 31, 2006, the Company paid consulting fees of $34,458 (2005: $54,804) to two companies controlled by one officer and an associate of a director (2005: 4).

9. Segmented Information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the Company’s principal activity. All revenues are earned from sales to customers located in China.

		March 31, 2006

	Canada	China	Consolidated

Current assets	$21,290,278	$12,518,297	$33,808,575
Other assets	382,820	41,515	424,335
Fixed assets - net	40,861	8,321,300	8,362,161
Land used right - net	-	689,977	689,977
Mineral properties	-	2,703,310	2,703,310
Total assets	$21,713,959	$24,274,399	$45,988,358

Spur Ventures Inc.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005

		December 31, 2005 (Restated)

	Canada	China	Consolidated

Current assets	$ 21,397,256	$ 12,961,517	$ 34,358,773
Other assets	339,964	80,907	420,871
Fixed assets - net	42,649	8,531,723	8,574,372
Land used right - net	-	691,583	691,583
Mineral properties	-	2,557,660	2,557,660
Total assets	$ 21,779,869	$ 24,823,390	$ 46,603,259